EXHIBIT 99.1

Qiao Xing Universal Telephone Retains The Ruth Group As Its
U.S. Investor Relations Counsel

HUIZHOU, Guangdong, China, February xx, 2005 — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING), one of China’s largest manufacturers and distributors of telecommunications terminals and consumer electronics products, announced today that it has retained The Ruth Group as its U.S. investor relations and financial communications agency. The Ruth Group, (www.theruthgroup.com), will work to increase awareness of Qiao Xing Universal Telephone’s corporate focus and growth strategy among U.S. investors and business media.

Mr. Wu Rui Lin, Chairman of XING, commented, “In the last year, Qiao Xing Universal Telephone has achieved great success in penetrating both the domestic and international telephone manufacturing and distribution markets. Our investments in R&D have resulted in increased consumer demand for our products, which were designed to meet the growing needs of sophisticated consumers. By investing in our products we have become one of the largest distributors of indoor telephones in China, and within the mobile phone market XING has been recognized as one the country’s fastest growing companies. The Company has also extended its international reach with exports to Europe, North America and Latin America.”

“Given the success we have achieved in executing our business model, the growth opportunities available in our market, and our efforts to increase shareholder value, we decided to retain a U.S. investor relations firm. We recognize the importance of the U.S. financial market and the growing investor interest in Chinese equities. The Ruth Group has the expertise and experience needed to help us communicate our growth prospects and inherent value.”

About Qiao Xing Universal Telephone, Inc.

Qiao Xing Universal Telephone, Inc. (NASDAQ:XING) is one of China’s largest manufacturers and distributors of telecommunications products. The Company has grown its net sales from approximately $46.4 million in 1997 to more than $222 million in 2003. The Company’s product portfolio includes telecommunications terminals and related products including fixed wireless phones and advanced mobile phones with the latest features, and on the consumer electronic side products include MP3 players, cash registers and DVD players. XING currently distributes over 200 models of corded and cordless telephones and is one of China’s largest distributors of indoor phones. The Company has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-mart. For more details, please visit http://www.cosun-xing.com.

Forward-looking statements

This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

Company Contact:	U.S. Investor Contact:
Rick Xiao	Denise Roche/ David Pasquale
IR Director	The Ruth Group
Qiao Xing Universal Telephone, Inc.	646-536-7008/7006
86-752-2820268	droche@theruthgroup.com
rickxiao@qiaoxing.com	dpasquale@theruthgroup.com

SOURCE Qiao Xing Universal Telephone, Inc.

     -0-                           02/08/2005
     /CONTACT: Rick Xiao, IR Director of Qiao Xing Universal Telephone, Inc., +86-752-282-0268, or rickxiao@qiaoxing.com /
     /Web sites: http://www.cosun-xing.com
                    http://www.sino-mr.com /
     (XING)